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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



Report of Independent Auditors

To the Member of Palafox Trading LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Palafox Trading LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2012

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash and cash equivalents	$	91,951
Cash segregated under federal regulations		1,000
Securities purchased under agreements to resell		5,611,017
Receivable from clearing organizations		29,793
Other assets		48
Total assets	$	5,733,809

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	5,624,708
Payable to affiliates		2,871
Other liabilities		13
Total liabilities		5,627,592
Member's capital		106,217
Total liabilities and member's capital	$	5,733,809

See notes to statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011
(Expressed in U.S. dollars)

(1) Organization:

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc., a member of the Securities Investor Protection Corporation ("SIPC"), and a clearing member of the Fixed Income Clearing Corporation ("FICC").

Citadel Equity Fund Ltd. ("CEFL") is the sole member of the Company. Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), through its holding company KGSF Offshore Holdings Ltd. ("KGOH"), Citadel Wellington LLC ("Wellington"), Cyprus Investment Fund LLC ("CYFC"), and Cyprus Investment Fund Ltd. ("CYFD"), through its holding company CYFD Offshore Holdings Ltd. ("CYHD"), are the shareholders and ultimate beneficiaries of CEFL.

Citadel Advisors LLC ("CALC") serves as the portfolio manager of Kensington, KGOH, CYFD, CYHD and CEFL and the manager of Wellington and CYFC and is responsible for managing all investment and other activities for the Company and CEFL. CALC has claimed an exemption from registration as a "commodity pool operator" with the U.S. Commodity Futures Trading Commission ("CFTC") with respect to the Company pursuant to CFTC Rule 4.13(a)(4).

Citadel LLC, an affiliate of CALC, provides administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. NTHFS, formerly known as Omnium LLC and formerly an affiliate of Citadel LLC, was acquired by Northern Trust Corporation on July 29, 2011. The services contract between the Company and NTHFS has a 5 year term and is automatically extended for an additional 5 years unless NTHFS elects otherwise.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statements of financial condition and cash flows as funds held in liquid investments with original maturities of 90 days or less, as well as investments in money market funds. Substantially all cash and cash equivalents are held at a major U.S. financial institution.

(2) Summary of Significant Accounting Policies, Continued:

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers that are not accounted for as sales, which involve the transfer of financial assets over which the transferor retains control, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing.

Repurchase and Reverse Repurchase Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements"). Repurchase and reverse repurchase agreements are short-term in nature and are recorded at contract value, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements entered into for financing purposes which are typically initiated to obtain collateral securities to be delivered to counterparties of known or planned short sales or repurchase agreements are not considered to be investment positions. The Company records the net repurchase or reverse repurchase agreement position by counterparty on the statement of financial condition if the right of offset exists. As of December 31, 2011, the Company's repurchase and reverse repurchase agreements were netted by $2,228,622,962. Repurchase and reverse repurchase agreements are collateralized primarily through pledging or receipt of securities. CALC attempts to monitor collateral fair value on a daily basis relative to the contract value, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure sufficient collateral.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

During the year, the Company had reverse repurchase agreements and repurchase agreements with affiliates and non-affiliates. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2011, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $7,859,505,529. At December 31, 2011, the Company also had repurchase agreements with collateral posted having a fair value of $7,859,505,529.

Valuation of Financial Instruments

The Company measures and reports investments in money market funds ("Financial Instruments") at fair value, as determined by CALC. Financial Instruments are generally characterized by the

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

geographies/time zone(s) of trading. The fair value determined by CALC is based on available information and represents CALC's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CALC. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CALC may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CALC believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

If CALC determines that either the volume and/or level of activity for an asset or liability has significantly decreased (from normal conditions for that asset or liability) or price quotations or

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Valuation techniques such as an income approach might be appropriate to supplement or replace a market approach in those circumstances. Regardless, however, of the valuation technique and inputs used, the objective for the fair value measurement in those circumstances is unchanged from what it would be if markets were operating at normal activity levels and/or transactions were orderly; that is, to determine the current exit price.

Financial Instruments are valued by CALC taking into consideration third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities, brokers and dealers. For certain Financial Instruments, indications of fair value may be quoted by a limited number of market participants. CALC may arbitrate the price information received in determining the best estimate of fair value for the Financial Instrument. Financial Instruments also may be valued on the basis of a spread or price differential, as quoted by dealers, to other investments.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy.

For Financial Instruments in which there is no readily determinable available third party pricing, the fair value determined by CALC represents its best estimate of fair value. In all instances, any Financial Instrument may either be valued by CALC, or CALC may consider the valuation of such Financial Instrument provided by the person or entity, if any, who controls or manages such Financial Instruments or who is engaged by CALC to value such Financial Instruments. CALC's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument.

The following describes the valuation techniques applied to the Company's major classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

Cash equivalents

The Company holds money market investments which are included in cash and cash equivalents on the statement of financial condition. Money market investments are valued based on the reported net asset value and are generally classified within level 1 of the fair value hierarchy.

The Company held no level 2 or level 3 financial instruments during the year or at December 31, 2011.

(2) Summary of Significant Accounting Policies, Continued:

Other Financial Instruments

CALC estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) New Accounting Pronouncements:

In April 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance for transfers and servicing related to repurchase agreements. This guidance changes the assessment of effective control for repurchase agreements by removing (i) the criterion that requires the transferor to have the ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance implementation guidance related to that criterion. The guidance is effective for periods beginning after December 15, 2011. The adoption will not affect the Company's financial condition.

In May 2011, the FASB issued updated accounting guidance for fair value measurements and disclosures intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. This new guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. The guidance is effective for periods beginning after December 15, 2011. CALC is currently evaluating the impact of adoption on the Company.

(4) Income Taxes:

The Company has elected to be disregarded as a separate entity for U.S. federal income tax purposes and, as such, the Company is not subject to U.S. federal or state income tax directly. CEFL will include each item of the Company's current year taxable income or loss on its U.S. federal and state tax filings, as applicable.

Dividends, as well as certain interest and other income received by the Company from sources within the U.S., may be subject to, and reflected net of, U.S. withholding tax at the rate of 30%. Interest, dividend and other income realized by the Company from non-U.S. sources and capital gains realized on the sale of securities of non-U.S. issuers may be subject to withholding and other taxes levied by the jurisdiction in which the income is sourced.

(4) Income Taxes, Continued:

Under the accounting guidance related to income taxes, the recognition of a benefit from a tax position requires that management determine whether such tax position is "more likely than not" to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50% likely of being realized upon settlement. The Company's conclusions regarding the accounting standard may be subject to review and adjustment at a later date based on factors including, but not limited to guidance from the FASB, and ongoing analyses of tax laws, regulations and interpretations thereof.

For the year ended December 31, 2011, the Company had no unrecognized tax benefits and no interest or penalties have been accrued.

(5) Fair Value Disclosures:

The following fair value hierarchy table presents information about the Company's assets measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2011 (in thousands)			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash equivalents	$ 60,000	$	$	$ 60,000
Total assets at fair value	$ 60,000	$	$	$ 60,000

There were no material transfers of financial instruments between levels 1, 2 and 3 during the year ended December 31, 2011.

(6) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses paid by Citadel LLC, on behalf of the Company. As of December 31, 2011, the Company had a payable to Citadel LLC related to these expenses of $145,112, which is included in payable to affiliates on the statement of financial condition.

Pursuant to a services agreement, a proportionate share of expenses incurred by KGOH, Wellington, CYFC, and CYHD for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2011, the Company had payables to KGOH, Wellington, CYFC, and CYHD of $15,435, $9,571, $184, and $527, respectively, for the Company's proportionate share of NTHFS related expenses, which are included in payable to affiliates on the statement of financial condition.

(Expressed in U.S. dollars)

(6) Transactions with Related Parties, Continued:

Expenses , Continued

During 2011, Citadel LLC returned certain forfeited compensation expenses previously reimbursed by the Company. As of December 31, 2011, the Company had a receivable from Citadel LLC related to these returned expenses of $188, which is included in other assets on the statement of financial condition.

Repurchase and Reverse Repurchase Agreements

As of December 31, 2011, the Company had net repurchase and reverse repurchase agreements with CEFL with a contract value of $3,379,637,424 and $2,235,731,800, respectively. Additionally, as of December 31, 2011, the Company had receivables of $547,752 and $25,660 related to net repurchase and reverse repurchase agreements with CEFL, respectively. The Company pledged net securities collateral with a fair value of $3,379,858,219 and received net securities collateral with a fair value of $2,244,240,392 with regard to these transactions.

As of December 31, 2011, CEFL provided the Company with cash collateral of $2,700,000 related to repurchase and reverse repurchase agreements. The amount is included in payable to affiliates on the statement of financial condition.

(7) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments and the Company's securities underlying repurchase and reverse repurchase agreements. Categories of market risk include exposures to equity prices, interest rates, and commodity prices. A description of each market risk category is set forth below:

- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways,

(7) Risk Management, Continued:

Market Risk, Continued

including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with CEFL.

The cash balance held at a major U.S. financial institution, which typically exceeds Federal Deposit Insurance Corporation coverage, also subjects the Company to a concentration of credit risk. CALC attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by regularly monitoring the credit ratings of such financial institutions.

Other Risks

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to a securities clearinghouse (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(Expressed in U.S. dollars)

(8) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, net capital was $104,719,397 in excess of the required minimum net capital.

The Company is also subject to the requirements of the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no such reportable amounts as of December 31, 2011. At December 31, 2011, cash of $1,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, which is included in cash segregated under federal regulations on the statement of financial condition.

In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

(9) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 23, 2012, which is the date the financial statements were available to be issued.